Exhibit 99.2

Key Messages and Q&A: Project Klee

Date: August 24, 2014

The messages and Q&A below are to be used in response to media and investor enquiries.

Key Messages / Statement
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Roche and InterMune have reached definitive merger agreement that has been unanimously approved by the boards of InterMune and Roche. Roche will fully acquire InterMune for US$ 74.00 per share in an all-cash transaction corresponding to a total transaction value of US$ 8.3 billion.

•
InterMune is a Brisbane, California based biotechnology company focused on the research, development and commercialization of innovative therapies in pulmonology and fibrotic diseases. InterMune’s lead medicine pirfenidone is approved for idiopathic pulmonary fibrosis (IPF) in the EU and Canada and under regulatory review in the United States. IPF is a progressive, irreversible and ultimately fatal disease characterized by progressive loss of lung function due to fibrosis (scarring) in the lungs. It represents a high unmet medical need.

•
The acquisition of InterMune will allow Roche to complement and strengthen its respiratory portfolio globally. In addition to pirfenidone, InterMune has research programs exploring new targets and pathways that may ultimately lead to improved treatment options for people with IPF and other fibrotic diseases.

•	Roche markets Pulmozyme and Xolair in the US and has other novel therapeutic agents targeting respiratory diseases in clinical development.

Q&A

Strategic rationale, motivation and financing

1.	Why is Roche acquiring InterMune?
InterMune represents an attractive opportunity for Roche to grow its respiratory franchise globally. With our commercial expertise and reach in the specialist respiratory market, we are ideally placed to facilitate a successful launch of pirfenidone in the United States, continue to maximize its commercialization in Europe and Canada, and further develop InterMune’s pipeline in various types of fibrosis to address the high unmet medical need.

2.	What are the terms of the deal?
Roche and InterMune today announced that they have entered into a definitive merger agreement for Roche to fully acquire InterMune at a price of US$ 74.00 per share in an all-cash transaction. This corresponds to a total transaction value of US$ 8.3 billion on a fully diluted basis. This offer represents a premium of 38% to InterMune’s closing price on 22 August 2014 and a premium of 63% to InterMune’s unaffected closing price on 12 August 2014. The merger agreement has been approved by the boards of InterMune and Roche. Under the terms of the merger agreement, Roche will commence a tender offer no later than 29 August 2014 to acquire all outstanding shares of InterMune common stock, and InterMune will file a recommendation statement containing the unanimous recommendation of the InterMune board that InterMune’s shareholders tender their shares to Roche.

3.	How does Roche intend to finance this transaction?
Financing is not a condition to the offer. Roche will finance this transaction by a combination of available funds, commercial paper lines and newly issued bonds.

4.	Will this transaction have an impact on Roche’s core EPS (target)?
The acquisition is expected to be neutral to Core EPS in 2015 and accretive from 2016. Roche Core EPS guidance for 2014 remains unchanged. No material impact expected from the transaction in 2014.

5.	As a Swiss company can you optimize InterMune's tax structure and create value through this?
This transaction is not driven by any tax optimization considerations.

6.	What conditions need to be met for this transaction to be completed? When will the deal close?
The closing of the tender offer will be subject to the tender of a number of shares that represents a majority of the total number of outstanding shares on a fully diluted basis. In addition, the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.

7.	Do Roche shareholders have to vote on this transaction?
Roche Board of Directors has approved the transaction. A shareholder vote is not required.

8.	What are the anticipated synergies of this transaction?
We don’t comment on synergies and don’t disclose specific synergy numbers. The US launch, continued commercialization in EU and Canada, and overall life cycle management of pirfenidone will benefit from Roche/Genentech extensive expertise. Furthermore, pirfenidone will complement Roche‘s respiratory portfolio.

9.	Do you anticipate any hurdles (such as SEC and/or anti-trust authorities) in this transaction?
The transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and a few other merger control authorities. However, we are confident that those approvals will be granted.

10.	Will Roche have to divest any of InterMune’s assets due to anti-trust concerns?
We do not expect that we would be obliged to divest any of InterMune’s assets.

11.	How did this transaction come about? Who approached whom?
Roche has followed InterMune over an extended period of time and tracked the impressive results of the ASCEND trial. After release of further details at the American Thoracic Society (ATS) Conference in May 2014, Roche decided in late July to approach the Board of Directors of InterMune to submit an offer to fully acquire the company.

12.	Can you explain what relationship Roche has had with InterMune so far?
In 2006, Roche entered into Exclusive License and Collaboration Agreement with InterMune for the exclusive worldwide development and commercialization of InterMune’s hepatitis C virus protease inhibitor program. This agreement was terminated in October 2010 and simultaneously Roche and InterMune announced that

InterMune sold worldwide development and commercialization rights to danoprevir to Roche for US$175 million in cash.

13.	Who were the financial advisors?
Citi acted as Roche’s financial advisor whilst Centerview Partners and Goldman Sachs acted as financial advisors for InterMune.

14.	Who were the legal advisors?
Davis Polk & Wardwell LLP acted as Roche’s legal advisor whilst Cravath, Swaine & Moore LLP acted as legal advisor for InterMune.

InterMune in general

15.	What is InterMune?
InterMune is a biotechnology company based in Brisbane, California, focused on the research, development and commercialization of innovative therapies in pulmonology and fibrotic diseases. InterMune’s lead product pirfenidone is approved for idiopathic pulmonary fibrosis (IPF) in the EU and Canada and under regulatory review in the United States. IPF is a progressive, irreversible and ultimately fatal disease characterized by progressive loss of lung function due to fibrosis, or scarring, in the lungs.

16.	How many people does InterMune employ? Where?
InterMune has approximately 450 employees worldwide.

17.	Which sites does InterMune operate?
Besides its headquarters in Brisbane, California, InterMune has subsidiaries in Canada and multiple European countries, with the European organization headquartered in Switzerland.

18.	Do you intend to restructure InterMune after the takeover? How will InterMune be integrated into Roche?
InterMune will become part of the Roche Group and will be integrated into Genentech in the United States and into the respective Roche organisations in Europe and Canada, subject to legal review and consultation where appropriate. The clear focus post-acquisition is the launch of pirfenidone in the United States, subject to regulatory approval, and the continued commercialization of Esbriet® in Europe and Canada.

19.	Will you retain the InterMune name?
InterMune will be integrated into the Roche Group.

20.	What will happen with InterMune’s R&D projects?
Roche will thoroughly assess the InterMune compounds and programs in InterMune’s R&D pipeline applying the same criteria as for any other compound or program.

21.	Does InterMune have any manufacturing facilities? Will they be kept, integrated or divested?
InterMune is outsourcing its manufacturing and this arrangement is expected to continue at this stage.

22.	Do you anticipate any supply issues due to this transaction?
InterMune has been commercializing Esbriet in Europe since 2011 and has been preparing for a launch of pirfenidone in the US in Q4 2014, subject to regulatory approval, and as such we believe that this transaction will not have any effect on the existing supply arrangements.

About InterMune’s products and product pipeline

23.	What is IPF?
Idiopathic pulmonary fibrosis (IPF) is a progressive, irreversible and ultimately fatal disease characterized by progressive loss of lung function due to fibrosis (scarring) in the lungs, which hinders the ability of lungs to absorb oxygen. IPF inevitably causes shortness of breath, and a deterioration in lung function and exercise tolerance.

IPF patients follow different and unpredictable clinical courses and it is not possible to predict if a patient will progress slowly or rapidly, or when the rate of decline may change. Periods of transient clinical stability in IPF, when they occur, inevitably give way to continued disease progression. The median survival time from diagnosis is two to three years which makes IPF more rapidly lethal than many malignancies, including breast, ovarian and colorectal cancers.

IPF typically occurs in patients over the age of 45, and tends to affect slightly more men than women. The reported epidemiology of IPF varies significantly because studies have used different diagnostic criteria, but the prevalence in the US is estimated to be between 14-63 cases per 100,000 population, and in Europe 1-23 cases per 100,000 population. The incidence of IPF in the US is estimated to be between 7-17 cases per 100,000 population, and in Europe 0.2-7 cases per 100,000 population (Nalysnyk et al 2012).

24.	How has IPF been treated in the past?
Treatment options have generally focused on supportive care, and there has been a history of some favoured regimens in guidelines being recommended initially after positive data from early studies, only for it to be shown later that they actually increased mortality, which has made physicians wary. None of these regimens had regulatory approval since they were combinations of drugs originally licensed for general immunosuppression – for instance azathioprine, prednisone and n-acetylcysteine.

25.	What is InterMune’s lead product and how does it work?
InterMune’s lead product is Esbriet ® (pirfenidone), an orally active, anti-fibrotic agent that inhibits the synthesis of TGF-beta, a chemical mediator that controls many cell functions including proliferation and differentiation, and plays a key role in fibrosis. Pirfenidone also inhibits the synthesis of TNF-alpha, a cytokine that is known to have an active role in inflammation.

26.	Who discovered pirfenidone?
Pirfenidone was first mentioned in patents back in the 1970s, but in 1990 Dr Solomon Margolin at Marnac Inc (Dallas, TX) and Dr Shitotomo Yamauchi at KDL Ltd (Tokyo, Japan) showed it reduced fibrosis in animals and filed patents accordingly.
Marnac Inc and KDL Ltd licensed the patents for pirfenidone in fibrosis to InterMune in 2002, and Intermune bought out the worldwide rights in 2007, with the exception of Japan/Korea/Taiwan which Marnac/KDL had licensed to Shionogi.

27.	What kind of clinical data is available? Please describe key findings of Phase III trials.
InterMune has conducted three phase 3 studies of pirfenidone (CAPACITY 1, CAPACITY 2 and ASCEND, total number of patients 1,334). In the CAPACITY phase 3 program, only one of the two primary lung function endpoints was met, mixed effects on secondary endpoints were seen in both studies and a pooled analysis showed a positive benefit on lung function. The FDA requested and additional study, the ASCEND trial.

In the ASCEND phase 3 study, treatment with pirfenidone led to a 47.9% reduction versus placebo in the proportion of patients who had a ≥10% decline in forced vital capacity (FVC) or death. The two key secondary endpoints showed (i) that fewer patients in the pirfenidone group (25.9%) experienced a decrease of 50m or more in 6 minute walk distance than in the placebo group (35.7%) and (ii) a reduced risk of death or disease progression by 43%.

Pooled analysis of the CAPACITY and ASCEND studies at 52 weeks showed pirfenidone reduced the risk of all cause mortality by 48% versus placebo with a p value of 0.01. Moreover, Shionogi did a trial in Japan and received regulatory approval there in 2008 and South Korea in 2012.

28.	In which countries has the lead product been approved?
Pirfenidone was approved in Japan in 2008 (marketed as Pirespa ® by Shionogi).
Pirfenidone was approved in the European Union in 2011 (marketed as Esbriet by InterMune).

Pirfenidone was approved in Canada in 2012 (marketed as Esbriet® by InterMune).
Pirfenidone was approved in South Korea in 2012 (marketed as Pirespa ® by Ildong, Shionogi’s local partner).

Under different trade names, pirfenidone is also approved for the treatment of IPF in China, India, Argentina and Mexico.

29.	Is filing in other countries imminent?
InterMune had submitted an NDA to FDA in 2009 to which the FDA responded in 2010 asking for an additional study to be conducted. InterMune conducted this study, the ASCEND trial, and resubmitted in May 2014, with a PDUFA date of 23 November 2014.

InterMune has also submitted the results of the ASCEND trial to the European Medicines Agency and is in discussion with Health Canada and Swissmedic to determine a submission schedule.

30.	What do further commercialization plans for InterMune’s lead product look like?
InterMune has already commercialized Esbriet in many European countries and Canada. Market access and reimbursement has been achieved in most countries and continues to progress in others. The near-term focus will be to ensure a successful launch of pirfenidone in the USA, subject to regulatory approval.

31.	Is there a companion diagnostic? Will you develop one?
There is no companion diagnostic and no current evidence to suggest one would be necessary. InterMune does have one of the largest collections of clinical study samples and data in IPF patients and with Roche’s focus and expertise in personalized medicine we expect to thoroughly analyse these data for relevant insights.

32.	What is the status of LOTUSS phase 2 study in scleroderma?
The LOTUSS study continues as planned.

33.	What is the revenue potential of InterMune’s lead product per indication?
Roche does not provide peak sales projections for its products.

34.	What other indications are you studying or planning to study the lead product in?
Roche will evaluate the potential for lifecycle management of pirfenidone and the other pipeline molecules in accordance with its governance process for internal assets.

35.	What is the competitive landscape of InterMune’s lead product per indication like?
Esbriet ® (pirfenidone) is approved in Europe and Canada. There are other pipeline drugs in early development for IPF but only two are in late-stage development: pirfenidone from InterMune and nintedanib from Boehringer Ingelheim, both of which are under regulatory review by the FDA. Boehringer Ingelheim has also submitted an MAA for nintedanib in Europe.

36.	What are the results for nintedanib in IPF? How does pirfenidone compare to nintedanib?
Boehringer Ingelheim published results of their phase 3 studies (INPULSIS 1 and INPULSIS 2, total number of patients 1,066) at ATS and in the same New England Journal of Medicine issue where the ASCEND results were published. Please refer to the nintedanib publication for further details.

37.	What does InterMune’s product pipeline look like? Are there any pre-clinical and/or clinical assets? If yes, please explain their indication and development status. What will happen with them?
InterMune has other pre-clinical assets targeted against fibrosis. Roche will evaluate these molecules in accordance with its governance process for internal assets.

InterMune management

38.	How is InterMune going to be integrated into Roche?
An integration team will be formed with representatives from both InterMune and Roche. This joint team will lead the process of transitioning InterMune employees into the operations of Roche and Genentech, subject to legal review and consultation where appropriate.

39.	What will happen with InterMune’s senior management?
InterMune has a strong and experienced management team and we are also very pleased that InterMune’s CEO, Daniel Welch has agreed to stay and lead the InterMune organization until the end of 2014 and continue in an advisory role thereafter.

HR matters

40.	Is InterMune going to be retained as independent legal entity?
This will be addressed in the joint integration planning. Since it is our intention to merge our businesses over time, it is therefore likely that InterMune would no longer operate as an independent legal entity.

41.	How many jobs will you cut at InterMune, what cost synergies do you want to realize?
The focus of this transaction is the growth opportunity we see in a successful launch of pirfenidone in the United States and continued commercialization in Europe and Canada, not job cuts or cost synergies.

42.	How will you address the disruption this will cause to InterMune staff?

While we recognize that any transaction such as this is disruptive to staff, our ultimate aim is to minimize the uncertainty for InterMune employees. We have a history of respecting the corporate cultures and the people that we have brought into the Roche Group. Our goal is to create an environment that brings out the best in people, and we want to provide a great place for InterMune employees to work.

43.	What will you do to retain InterMune employees?
To reassure InterMune employees during this time, we have committed in the merger agreement to provide them with comparable aggregate target compensation and benefits through the end of 2015, further evidence of our commitment to support them during the period of joint integration planning. We will also provide a strong culture that focuses on people and patients and strives to create a great place to work that InterMune employees want to be part of.

44.	InterMune has built some international presence. Will you close down these affiliates?
This will be addressed in the joint integration planning team. InterMune will be part of the Roche Group and more specifically will be integrated into Genentech in the United States. In Europe and Canada the integration into the respective Roche organization will be assessed, subject to legal review and consultation where appropriate. For the time being, no specific change planned.

About InterMune’s patents

45.	What is the IP status for InterMune’s lead product?
Pirfenidone benefits from an Orphan drug exclusivity in the European Union, and the same is expected in the United States, commencing from regulatory approval. Orphan drug exclusivity runs for 10 years in EU and 7 years in US.

46.	When do patents for InterMune’s lead product expire?
The composition of matter patents for pirfenidone have already expired. Pirfenidone benefits from 10 year Orphan drug exclusivity in the European Union which started in Q1 2011. Orphan Drug exclusivity in the United States will expire 7 years from regulatory approval.

In addition, InterMune has steadily been assembling a patent estate on pirfenidone that now includes eighteen issued patents in the United States, with various expiration dates through 2033. In the European Union, six patents are issued or allowed and further applications in the EU are pending.

About Roche’s strategy

47.	Is this transaction a shift in your M&A strategy?
Roche’s acquisition strategy has not changed. We focus on bolt on acquisitions to bring in innovative technologies and products to our portfolio, addressing high unmet medical need. This proposed acquisition is fully in line with this strategy.

48.	Will you continue acquiring companies and/or licensing considering your favorable cash position?
External innovation is key to our success and we will continue to look out for opportunities.

49.	What are you interested in acquiring? Which value and what kind of premium are you willing to pay?
We focus on bolt on acquisitions to bring in innovative technologies and products to our portfolio, addressing high unmet medical need. We are mindful of valuations.

50.	Are you becoming less disciplined considering the substantial premium you are willing to pay for InterMune?
Roche is disciplined and applies consistent evaluation benchmarks to all opportunities it evaluates. The premium offered is in line with similar transactions in this space.

Tender offer / shareholder squeeze-out

51.
Please describe the details of the transaction. What are the conditions for a public tender offer in the United States? What are the conditions for a minority shareholder squeeze-out? What are the timelines?

Roche will commence a tender offer no later than 29 August 2014. The closing of the tender offer will be subject to the tender of a number of shares that represents a majority of the total number of outstanding shares on a fully diluted basis. In addition, the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.
The tender offer must remain open for at least 20 business days. Following completion of the tender offer, Roche will acquire all remaining shares at the same price of US$ 74.00 per share through a second step merger. The closing of the transaction is expected to take place in 2014.

52.	Will you increase your price?
Our offer price is full and fair. The merger agreement has been approved unanimously by InterMune’s Board of Directors that recommends it to its shareholders. There is therefore no discussion concerning any potential increase in the offer.

53.	What is InterMune’s shareholder structure like? Who are the key shareholders of InterMune?
InterMune is publically listed on the Nasdaq. Institutional shareholders include Fidelity, T. Rowe Price Group Inc., Blackrock Inc. and the Vanguard Group Inc.

54.	Have you spoken to the key shareholders of InterMune? Are they willing to tender their shares?
No, we have not spoken to InterMune’ shareholders. However, we are convinced that we are presenting them an attractive offer and that they will tender their shares to us.

55.	How long do you expect the tender offer to last? By when shall it be concluded?
Under the applicable rules the tender offer must be open for at least 20 business days. We intend to close it soon thereafter if the conditions are fulfilled.

56.	Will a squeeze-out follow the public takeover offer? How many shares need to be in Roche’s possession for a squeeze-out to happen?
The squeeze out will be effected promptly after the closing of the tender offer. It requires that Roche owns the majority of the InterMune shares.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
SOME OF THE STATEMENTS CONTAINED IN THIS ANNOUNCEMENT ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE EXPECTED CONSUMMATION OF THE ACQUISITION, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE ACQUISITION, SUCH AS REGULATORY APPROVAL FOR THE TRANSACTION, THE TENDER OF A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK OF INTERMUNE, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN INTERMUNE’S PUBLIC FILINGS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), INCLUDING THE “RISK FACTORS” SECTIONS OF INTERMNUE’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013 AND SUBSEQUENT QUARTERLY REPORTS ON FORM 10-Q, AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY KLEE ACQUISITION CORPORATION AND THE SOLICITATION/RECOMMENDATION TO BE FILED BY INTERMUNE. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. ROCHE AND INTERMUNE DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE PERIOD COVERED BY THIS REPORT OR OTHERWISE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
THE TENDER OFFER FOR THE OUTSTANDING COMMON STOCK OF INTERMUNE HAS NOT BEEN COMMENCED. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL INTERMUNE COMMON STOCK. THE SOLICITATION AND OFFER TO BUY INTERMUNE COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. AT THE TIME THE OFFER IS COMMENCED, ROCHE AND KLEE ACQUISITION CORPORATION, A WHOLLY OWNED SUBSIDIARY OF ROCHE, WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SEC AND THEREAFTER, INTERMUNE WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WILL BE FILED BY ROCHE AND INTERMUNE WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE AND INTERMUNE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.  INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMEDNATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BY INTERMUNE AT WWW.INTERMUNE.COM.